Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall
San Diego, CA 92121

June 16, 2011

via edgar and facsimile
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re:  Kratos Defense & Security Solutions, Inc.
Registration Statement on Form S-4
File No. 333-174745 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Kratos Defense & Security Solutions, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that such Registration Statement will become effective on Monday, June 20, 2011 at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

In connection with this request for acceleration, the Company hereby acknowledges that:

·
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

·
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

·
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Teri O’Brien by telephone at (858) 458-3031.

Very truly yours,
KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
By: /s/ Deborah Butera
Name: Deborah Butera
Title: Senior Vice President, General Counsel and Secretary/Registered In-House Counsel